UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

              FREIGHTCAR AMERICA, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
357023100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	357023100	Schedule 13G

1	NAMES OF REPORTING PERSONS

Pacific Investment Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
5,307,539[1]

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
5,307,539[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,307,539[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.47%[2]

12	TYPE OF REPORTING PERSON*
IA, OO

1
The Reporting Person beneficially owns a warrant exercisable for an indeterminate number of shares equal to 23% of the outstanding shares of Common Stock of the Issuer on a fully-diluted basis (including shares reserved for issuance under the Reporting Person’s equity plans) on the date the warrant is exercised.  The amount reflected is estimated based on 23,076,257 outstanding shares of Common Stock of the Issuer on a fully-diluted basis as of December 31, 2020 (including shares issuable upon exercise of the warrant), as provided by the Issuer to the Reporting Person, if the warrant was exercised on such date.

2
The number of shares outstanding for purposes of this percentage calculation is based on 15,533,829 outstanding shares of Common Stock of the Issuer as of December 31, 2020, as provided by the Issuer to the Reporting Person.

Item 1 (a)	Name of Issuer:

The name of the Issuer is FreightCar America, Inc. (the “Issuer”).

Item 1 (b)	Address of Issuer's Principal Executive Offices:

125 South Wacker Drive, Suite 1500, Chicago, Illinois 60606.

Item 2 (a)	Name of Person Filing:

This Schedule 13G is filed by Pacific Investment Management Company LLC (“PIMCO”)

(b)	Address of Principal Business Office or, if none, Residence:

650 Newport Center Drive, Newport Beach, California, 92660

(c)	Citizenship:

Filer is organized in Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP No.:

357023100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
A.	Pacific Investment Management Company LLC

	(a)	Amount beneficially owned: 5,307,539[1]

	(b)	Percent of class: 25.47%[2]

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 5,307,539[1]

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose or direct the disposition: 5,307,539[1]

		(iv)	Shared power to dispose or direct the disposition: -0-

The securities reported in this Schedule 13G are held by OC III LVS XII LP, which is a private investment vehicle for which PIMCO is the investment manager. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

OC III LVS XII LP, a Delaware limited partnership, holds these securities in its investment advisory account managed by PIMCO and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name:	Jason Nagler
Title:	Senior Vice President